Exhibit 99.95

DHX Media Announces Appointment of Jazwares Inc. as Global Master Toy Partner for Ella the Elephant

HALIFAX, June 18, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, and FremantleMedia Kids & Family Entertainment, a worldwide leader in the family entertainment business, have appointed Jazwares Inc. as the global master toy partner on preschool property Ella the Elephant for the US, Canada, UK, Ireland, Latin America, Middle East, Australia, Spain and Norway.

Jazwares has licensed the rights to launch worldwide Plush, Dolls, Figures and Play Sets, Vehicles, Role Play and Musical Instruments, based on the animated preschool series.

Ella the Elephant made its U.S. television debut in February on Disney Channel and Disney Junior, and the series is currently airing weekdays on both channels.

The 26 half-hour series is produced by DHX Media, in association with Canada's TVO Kids and FremantleMedia Kids & Family Entertainment. DHX Media maintains international distribution rights in the television, brand licensing and home entertainment categories in Canada, the U.S., Middle East and India. FremantleMedia Kids & Family Entertainment serves as the distributor for television, brand licensing, home entertainment and other ancillary rights throughout the rest of the world.

"We're excited to be appointed the Global Master Toy Partner for Ella the Elephant. We think Ella is a great brand in the children's entertainment space and we're excited for the opportunity to place Ella in every household that loves her through our Ella the Elephant line," Laura Zebersky, EVP Global Sales, Jazwares Inc.

DHX Media has also licensed the series to TVO in Canada, Tele-Quebec, Yumurcak TV in Turkey and to Warner Home Video in the U.S.

Ella the Elephant is a charming and whimsical animated preschool series based on the award-winning Ella the Elegant Elephant book series written by Carmela D'Amico and illustrated by Steven D'Amico

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

About FremantleMedia Kids & Family Entertainment

FremantleMedia Kids & Family Entertainment (FMKFE) is a worldwide leader in family entertainment and one of the most dynamic independent producers, licensors and distributors of engaging and ground-breaking content in the sector. The division works in collaboration with best-in-class partners to build global franchises that connect with children and families across multiple platforms and touch points. FMKFE's broad and distinctive brand portfolio includes pre-school action animation series Tree Fu Tom, breakout comedy Strange Hill High, animated musical comedy Grojband and aspirational new girls' pre-school series Kate & Mim-Mim. It also owns the rights to a rich archive of children's classics including: Danger Mouse, Rainbow and Duckula containing over 3000 hours of programming. FMKFE is part of FremantleMedia, one of the leading creators, producers and distributors of TV entertainment brands in the world.

About Jazwares Inc.

With its focus on creativity, innovation and function, Jazwares has established itself as a well-respected leader in the licensed products industry. Delivering diverse lines of toys and consumer electronics, their products feature some of the best entertainment properties in the world. Today, through the expertise of their product development team, Jazwares continues to offer a wide array of merchandise at major retailers globally. Their portfolio includes: MinecraftTM, Adventure TimeTM, Regular Show, One Direction, Plants vs. ZombiesTM, Star WarsTM, Yo Gabba Gabba!TM, WWETM, Sonic the HedgehogTM and Teen Titans Go! TM, among others. Jazwares' goal is to invent toys and related products that are new to the marketplace, featuring the brands kids want, at an affordable price. For more information about Jazwares, Inc., please visit www.jazwares.com.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

dhxmedia.com

CO: DHX Media Ltd.

CNW 07:00e 18-JUN-14